

September 8, 2010

John Paulsen
Chairman, Chief Executive and Financial Officer
Rotate Black, Inc.
932 Spring Street
Petoskey, Michigan 49770

> **Re: Rotate Black, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2009**
> **Filed October 13, 2009**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2009, December 31,**
> **2009 and March 31, 2010**
> **Filed November 17, 2009, February 16, 2010 and May 17, 2010**
> **Form 10-Q/A for the Fiscal Quarter Ended March 31, 2010**
> **Filed May 18, 2010**
> **File No. 333-44315**

Dear Mr. Paulsen:

We have reviewed your response to our letter dated April 28, 2010 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2009

Cover Page

1. We note your response to comment two from our letter dated April 28, 2010 and your indication that "you believed your predecessor was registered under the Exchange Act" (though you do not indicate under what section of the Act your predecessor was registered). We continue to believe that neither you nor BevSystems International, Inc. registered a class of securities under Section 12(g) or 12(b) of the Exchange Act by filing either a Form 10 or 8-A. Please note that reporting under the Exchange Act can also be accomplished via Section 15(d), which is how it appears you have historically been reporting under the Exchange Act, however, without more analysis from you, it is not clear to us how you understood that you have been reporting under Section 12(g) or 12(b) of the Exchange Act.

Accordingly, please revise the cover page of your Form 10-K to remove any indication that your common stock is registered under Section 12(b) of the Exchange Act.

Item 1: Business, page 3

(a) General Overview of Business, page 3

2. We note your response and proposed revisions to your Form 10-K in response to comment five from our letter dated April 28, 2010. Several of your directors do not appear to have any direct experience in the management and development of casino resorts. Also, the descriptions you provided do not clearly indicate how any of your officers and directors have turnaround experience. Please revise your statements to be more specific as to which of your officers and directors have extensive gaming, resort experience and turnaround experience or remove the statements from your filings.

(c) Financial Position and Future Financing Needs – Going Concern, page 5

3. We note your response and proposed revisions to your Form 10-K in response to comments six and seven from our letter dated April 28, 2010. In future filings, please clarify the amount you still owe RBL after the transactions you disclosed in your response and describe the material terms regarding any amounts still due RBL. Finally, please incorporate your response regarding the basis for your dollar per share valuation into your future filings.

Item 5: Market for Registrant's Common Equity and Related Stockholder…page 13

Recent Sales of Unregistered Securities, page 14

4. We note your response and proposed revisions to your Form 10-K in response to comment eight from our letter dated April 28, 2010. As to any securities sold otherwise than for cash, please state the aggregate amount of consideration you received in terms of dollars. Please refer to Item 701 of Regulation S-K.

Item 7: Management's Discussion and Analysis of Financial Condition…, page 17

Management's Analysis of Business, page 17

Overview, page 18

5. We note your disclosure that you entered into an agreement to sell RBG. Please tell us whether this transaction has been consummated. Please also tell us whether you intend to file Form 8-K reporting the disposition pursuant to Item 2.01 and the pro forma financial information required by Item 9.01(b). In addition, please tell us how you intend to account for the disposition citing the authoritative guidance that supports your accounting. In your

response, please address whether you will have any significant continuing involvement in RBG after the disposition and how you intend to value the contingent consideration.

6. In future filings, please describe in this section and under "Item 1: Business" the operations that will remain with Rotate Black, Inc. after the sale of RBG to Catskills Gaming and Development, LLC closes.

Gaming, page 19

7. We note your response and your proposed revisions to your Form 10-K in response to comment 10 from our letter dated April 28, 2010. To the extent your transaction to sell RBG does not close by September 30, 2010, please revise future filings to state who is expected to be a party to the loan.

8. We note your response and your proposed revisions to your Form 10-K in response to comment 12 from our letter dated April 28, 2010. To the extent your transaction to sell RBG does not close by September 30, 2010, please discuss in future filings the time requirements that apply to your agreement to acquire additional real property in Sullivan County, New York and why the time requirements hinge on the ability to cancel this agreement. Please also discuss the "certain matters" you were referring to in your previous Form 10-K/A draft, the status of their resolution and what will occur if the matters are resolved.

Liquidity and Capital Resources, page 20

9. We note your response and proposed revisions to your Form 10-K in response to comment 15 from our letter dated April 28, 2010. To the extent your transaction to sell RBG does not close by September 30, 2010, please disclose in future filings the amount of additional pre-development expenses you expect to incur for this project in addition to providing the amount of expenses you have already incurred.

Critical Accounting Policies and Estimates, page 21

10. We reviewed your response and proposed revisions to your Form 10-K in response to comment 16 from our letter dated April 28, 2010. As previously requested, please provide information for investors to assess the probability of a future impairment charge including a description of the potential events and/or changes in circumstances that could reasonably be expected to adversely affect the fair value of contract rights, the Life O2 license and the investment in joint venture. For example, we understand that you are unable to bill and collect development advances and fees until you arrange financing for the gaming facility. As such, you should discuss the uncertainties and risks in regard to your ability to arrange the required financing. Refer to Item 303 of Regulation S-K and the Commissions Guidance Regarding Management Discussion and Analysis of Financial Condition and Results of Operations, Release No. 34-48960, available on our web site at http://www.sec.gov.

Item 15: Exhibits and Financial Statement Schedules, page 30

11. We note your response and proposed revisions to your Form 10-K in response to comments 21, 22, 28 and 34 from our letter dated April 28, 2010. Please simply file these exhibits when you file your amended Form 10-K.

Notes to Consolidated Financial Statements, F-7

1. Organization and Operations, page F-7

12. We note your response to comment 26 from our letter dated April 28, 2010. However, your financial statements do not comply with GAAP and the transactions had a significant effect on your financial position. As previously requested, please revise (i) to report results of operations, financial position and other financial information as though the assets and liabilities had been transferred at the beginning of the year and (ii) restate your financial statements and other financial information for the prior year to furnish comparative information. Refer to ASC 805-50-45-2 and 805-50-45-5. In addition, please revise management's discussion and analysis of financial condition and results of operations as applicable.

5. Intangible Assets, page F-11

13. We note your disclosure in the draft Form 10-K amendment you submitted that the existing license and trademark bottling agreement was cancelled and that you are currently arranging another similar license and bottling arrangement. Please tell us when the existing license and trademark bottling agreement was cancelled and why the related intangible asset is not impaired as of June 30, 2009 or March 31, 2010.

10. Loan Payable – Stockholder, page F-13

14. We note your response and proposed revisions to your Form 10-K in response to comment 24 from our letter dated April 28, 2010. We understand that there is no formal agreement with RBL, that the loan is payable on demand and that you do not intend or have funds available to repay the loan within one year. However, if the loan is callable it appears that you should classify the loan as a current liability unless you have the intent and ability to refinance the loan on a long-term basis. Please provide us your analysis of the conditions in ASC 470-10-45-21 which supports your intent and ability to refinance the loan on a long-term basis. Please refer to ASC 470-10-45-13. In addition, please tell why you omitted the disclosure that the loan is payable on demand.

Forms 10-Q for Fiscal Quarters Ended September 30, 2009, December 31, 2009 and March 31, 2010

15. Please note that the page numbers cited in the comments below refer to the page numbers in your Form 10-Q for the fiscal quarter ended March 31, 2010.

16. We understand that you intend to amend these documents to address the comments in our letters dated November 23, 2009, February 1, 2010 and April 28, 2010 after the resolution of comments on Form 10-K for the fiscal year ended June 30, 2009. In particular, we refer you to comments 31 and 33 in our letter dated November 23, 2009, comments 15 and 16 in our letter dated February 1, 2010 and comments 31, 32, 33 and 38 in our letter dated April 28, 2010. We also understand that you will address our comments on Form 10-K in the amended filings as applicable. In addition, we understand that you will furnish a detailed response to comment 33 in our letter dated April 28, 2010 regarding your accounting for the embedded feature contained in the note payable issued to acquire land and why your accounting treatment complies with ASC 815, particularly ASC 815-40-15. Please note that we are unable to finish our review of your filings until you respond to each of our comments and file the amended documents.

Form 10-Q for the Fiscal Quarter Ended March 31, 2010

Other Gaming Development, page 17

17. Please discuss any costs and penalties you have incurred from placing your India and Dayton projects on hold. Also, please describe any pending legal proceedings regarding these projects including the name of the court or agency in which the proceedings are pending, the date instituted, the principal parties thereto and a description of the factual basis alleged to underlie the proceeding and the relief sought.

Item 4(T) Controls and Procedures, page 19

18. Your effectiveness determination does not appear to cover the proper period, as you refer to December 31, 2009 when you should be referring to March 31, 2010. Please revise to provide management's effectiveness determination as of the end of the period covered by this report.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds, page 20

19. We note your response to comments 36 and 39 from our letter dated April 28, 2010. We note that your Form 10-Q for the fiscal quarter ended March 31, 2010 does not provide all of the disclosures required under Item 701 of Regulation S-K for the unregistered sale of securities that occurred during the period covered by the report. Please revise your Form 10-Q for the fiscal quarter ended March 31, 2010 to provide Item 701 disclosure for all unregistered sale of securities that occurred during the period covered by the report.

John Paulsen
Rotate Black, Inc.
September 8, 2010
Page 6

Exhibit 31 – Section 302 Certifications

20. We note your response to comments 37 and 40 from our letter dated April 28, 2010. We note that you included the certifying individual's title in the Section 302 certifications filed with your Form 10-Q for the fiscal quarter ended March 31, 2010. Please confirm that the inclusion of the certifying individual's title in the introductory sentence to each certification was not meant to limit the liability of the certifying individual. Please confirm that you will omit the certifying individual's title in the introductory sentence to each certification in future filings and that your certifications will track the language provided in Item 601(b)(31) of Regulation S-K exactly.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. You may contact Robert W. Errett, Staff Attorney, at (202) 551-3225 or Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Jim Stern
       Via facsimile